SECURITIES AND EXCHANGE COMMISSION

			Washington, D.C.  20549


			       FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
		      ACT OF 1934 [FEE REQUIRED]

	      For the Fiscal Year Ended December 31, 1995

				  OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
		EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



		    Commission File Number 2-62223






	 SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
		       (Full title of the plan)






			  ENTERGY CORPORATION
			      639 Loyola
		     New Orleans, Louisiana  70113
	  (Issuer and address of principal executive office)

			   Table of Contents


						      Page
						     Number
						     Herein
						     ------
(a)Financial Statements and Supplemental Schedules:

   Report of Independent Accountants                   3

   Statement of Net Assets Available for Benefits
     With Fund Information as of December 31, 1995     4

   Statement of Net Assets Available for Benefits
     With Fund Information as of December 31, 1994     5

   Statement of Changes in Net Assets Available for
     Benefits With Fund Information-for the Year
     ended December 31, 1995                           6

   Statement of Changes in Net Assets Available for
     Benefits With Fund Information-for the Year Ended
     December 31, 1994                                 7

   Notes to Financial Statements                       8

(b)Supplemental Schedules:

   Item 27a - Schedule of Assets Held for Investment
     Purposes - as of December 31, 1995               15

   Item 27d - Schedule of Reportable Transactions -
     for the Year Ended December 31, 1995             32

   Signature                                          33

(c)Exhibit:

     Consent of Coopers & Lybrand L.L.P.              34

		   Report of Independent Accountants
		  ----------------------------------

To the Trustee and Participants of the Savings Plan of Entergy Corporation and Subsidiaries


We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New Orleans, Louisiana
June 19, 1996

 SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
 Statement of Net Assets Available for Benefits with Fund Information
 As of December 31, 1995


									   FUND INFORMATION
			      -----------------------------------------------------------------------------------------------

			       Entergy       Stable                  Stock        Stock       Stock
			     Corporation     Income     Balanced     Income       Index       Growth        Acorn        Loan
		   Total      Stock Fund      Fund        Fund        Fund        Fund         Fund         Fund         Fund
	       ------------  ------------ -----------  ----------  ----------  -----------  ----------    ----------   ----------
 Assets:
 Investments:
      Cash and
     temporary
		 cash
   investments   $6,429,766       $51,086    $784,564  $1,106,560    $712,513     $995,169  $2,220,671      $473,003      $86,200
	Equity
   securities:
       Entergy
   Corporation
  common stock
  - 10,547,333
	shares  308,509,490   308,509,490      -           -           -            -           -            -             -
  Other equity
    securities  163,737,591       -            -        9,543,150  73,200,510   17,931,737  33,460,570    29,601,624       -
   Fixed income
    securities:
  U.S. Treasury
 and government
	 agency
     securities   28,362,832       -       22,391,156   5,971,676      -            -           -            -             -
     Guaranteed
     investment
      contracts   20,754,164       -       20,754,164      -           -            -           -            -             -
      Synthetic
     investment
      contracts  110,425,335       -      110,425,335      -           -            -           -            -             -
 IDS Trust Fund   13,231,811       -       13,231,811
	  Other
      corporate
     securities  119,284,000       -      116,074,427   3,209,573      -            -           -            -             -
       Loans to
   participants   10,725,071       -           -           -           -            -           -            -         10,725,071
		------------ ------------ ----------- ----------- ----------- ------------ -----------   -----------   ----------
	  Total
    investments  781,460,060  308,560,576 283,661,457  19,830,959  73,913,023   18,926,906  35,681,241    30,074,627   10,811,271

  Contributions
     receivable    5,143,206    1,681,857   1,580,490     218,591     588,600      280,009     541,784       251,875       -
	  Other
    receivables    6,311,124      227,874   2,249,095   1,072,057     619,735      879,383   1,189,124        73,856       -
		------------ ------------ ----------- ----------- ----------- ------------ -----------  ------------  -----------
 Total assets    792,914,390  310,470,307 287,491,042  21,121,607  75,121,358   20,086,298  37,412,149    30,400,358   10,811,271
		------------ ------------ ----------- ----------- ----------- ------------ -----------  ------------ ------------
 Liabilities:
	  Other
    liabilities    3,948,043    1,136,876   1,958,016      32,884     635,496        8,445     111,792        64,534       -
		------------ ------------ ----------- ----------- ----------- ------------ -----------  ------------ ------------

     Net assets
  available for
       benefits $788,966,347 $309,333,431 $285,533,026 $21,088,723 $74,485,862 $20,077,853 $37,300,357   $30,335,824  $10,811,271
		============ ============ ============ =========== =========== =========== ===========  ============ ============
 See Notes to Financial Statements.

 SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
 Statement of Net Assets Available for Benefits with Fund Information
 As of December 31, 1994


							       FUND INFORMATION
			      ---------------------------------------------------------------------------
			       Entergy      Stable                  Stock        Stock       Stock
			     Corporation    Income     Balanced     Income       Index       Growth        Loan
		    Total     Stock Fund      Fund        Fund        Fund        Fund         Fund         Fund
		------------  ----------- ----------- ----------- -----------  ----------- -----------  ------------
 Assets:
   Investments:
       Cash and
 temporary cash
    investments   $8,493,005      $28,660  $4,194,700    $183,999  $2,856,317     $986,386    $242,943    $     -
	 Equity
    securities:
	Entergy
    Corporation
 common stock -
      9,726,021
	 shares  212,756,709  212,756,709      -           -           -            -           -            -
   Other equity
     securities   66,817,046       -           -        2,915,602  48,590,751    5,341,325   9,969,368       -
   Fixed income
    securities:
  U.S. Treasury
 and government
	 agency
     securities   40,441,683       -       37,166,639   3,275,044      -            -           -            -
     Guaranteed
     investment
      contracts   69,787,323       -       69,787,323      -           -            -           -            -
	  Other
      corporate
     securities  137,907,363       -      137,622,974     284,389      -            -           -            -
       Loans to
   participants   11,990,115       -           -           -           -            -           -         11,990,115
		------------ ------------ ------------ ----------- ----------- ----------- -----------  ------------
	  Total
    investments  548,193,244  212,785,369 248,771,636   6,659,034  51,447,068    6,327,711  10,212,311    11,990,115

  Contributions
     receivable    4,622,241    1,639,239   1,875,202     122,478     595,378      145,670     244,274       -
	  Other
    receivables    4,197,850       67,834   2,423,979     139,024     928,963      184,524     453,526       -
		------------ ------------ ------------ ----------- ----------  ----------- -----------  ------------

   Total assets  557,013,335  214,492,442 253,070,817   6,920,536  52,971,409    6,657,905  10,910,111    11,990,115

 Liabilities:
	  Other
    liabilities    2,295,794      171,805     870,692     167,044     903,989       19,543     162,721       -
		------------ ------------ ------------ ----------- ----------  ----------- -----------  ------------
     Net assets
  available for
       benefits $554,717,541 $214,320,637 $252,200,125  $6,753,492 $52,067,420   $6,638,362 $10,747,390   $11,990,115
		============ ============ ============  ========== =========== ============ ============  ===========
 See Notes to Financial Statements.


 SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
 Statement of Changes in Net Assets Available for Benefits with Fund Information
 For the Year ended December 31, 1995


								     FUND INFORMATION
				      ------------------------------------------------------------------------------------------------
			       Entergy      Stable                  Stock        Stock       Stock
			      Corporation    Income     Balanced     Income       Index       Growth       Acorn         Loan
		    Total     Stock Fund      Fund        Fund        Fund        Fund         Fund         Fund         Fund
		------------ ------------ ----------- ----------- -----------  ----------- -----------   -----------   ----------
 Net assets
 available for
 benefits -
 Beginning of
 year           $554,717,541 $214,320,637 $252,200,125  $6,753,492 $52,067,420   $6,638,362 $10,747,390      $ -       $11,990,115

 Increases:
     Investment
	income:
      Dividends   22,477,614   18,566,757      -          248,338   2,311,637       -        1,181,392       169,490       -
       Interest   21,669,774       76,124  19,508,687     344,860     157,733      271,333      50,559         9,703    1,250,775
   Net realized
 and unrealized
   appreciation
 of investments  114,306,526   78,385,291   6,416,427   2,234,968  16,616,198    2,815,224   4,426,938     3,411,480       -
		------------ ------------ ----------- ----------- -----------  ----------- ------------  -----------   ----------
	  Total
     investment
	 income  158,453,914   97,028,172  25,925,114   2,828,166  19,085,568    3,086,557   5,658,889     3,590,673    1,250,775
		------------ ------------ ----------- ----------- -----------  ----------- ------------  -----------  -----------
       Employee
  contributions   39,414,479    4,441,810  18,269,972   1,763,837   6,209,455    2,239,489   4,169,804     2,320,112       -
       Employer
  contributions
	  - net
 of forfeitures   13,179,747   13,179,747      -           -           -            -           -            -             -
		------------  ----------- ----------- ----------- -----------  ----------- ------------  -----------  -----------
 Total
 increases       211,048,140  114,649,729  44,195,086   4,592,003  25,295,023    5,326,046   9,828,693     5,910,785    1,250,775
		------------  ----------- -----------  ---------- -----------  ----------- -----------   -----------  -----------
 Decreases:
  Distributions
 to withdrawing
   participants   88,444,936   28,384,185  45,113,216   1,099,500   6,791,136      730,517   1,233,381     3,374,765    1,718,236
		------------ ------------ -----------  ---------- -----------  ----------- -----------  ------------ ------------
	  Total
      decreases   88,444,936   28,384,185  45,113,216   1,099,500   6,791,136      730,517   1,233,381     3,374,765    1,718,236
		------------ ------------ -----------  ---------- -----------  ----------- -----------  ------------  -----------
   Net increase
     (decrease)
	 before
      transfers  122,603,204   86,265,544   (918,130)   3,492,503  18,503,887    4,595,529   8,595,312     2,536,020    (467,461)

  Net transfers
	   from
     affiliated
	  plans  111,645,602   18,618,462  53,735,948   4,871,522   5,427,232    1,956,407   4,699,348    22,336,683       -
  Net transfers
    between the
	  funds       -       (9,871,212) (19,484,917)   5,971,206 (1,512,677)   6,887,555  13,258,307     5,463,121    (711,383)
		------------ ------------ ------------ ----------- -----------  ----------- ----------   -----------  -----------
 Net increase
 (decrease)      234,248,806   95,012,794  33,332,901  14,335,231  22,418,442   13,439,491  26,552,967    30,335,824  (1,178,844)
		------------ ------------ ------------ ----------- -----------  ----------- ----------   -----------  -----------

 Net assets
 available for
 benefits -
 End of year    $788,966,347 $309,333,431 $285,533,026 $21,088,723 $74,485,862  $20,077,853 $37,300,357   $30,335,824  $10,811,271
		============ ============ ============ =========== ============ =========== ===========  ============  ===========
 See Notes to Financial Statements.


 SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
 Statement of Changes in Net Assets Available for Benefits with Fund Information
 For the Year ended December 31, 1994


							      FUND INFORMATION
			     ---------------------------------------------------------------------------------------

				Entergy      Stable                  Stock        Stock       Stock
			      Corporation    Income     Balanced     Income       Index       Growth        Loan
		    Total     Stock Fund      Fund        Fund        Fund        Fund         Fund         Fund
		------------ ------------ -----------  ---------- -----------  ----------- -----------  ------------
 Net assets
 available for
 benefits -
 Beginning of
 year           $641,639,819 $315,252,872 $263,828,643     $  -    $51,368,028     $  -         $  -      $11,190,276

 Increases:
     Investment
	income:
      Dividends   18,548,915   16,280,659      -          121,963   2,146,293       -           -            -
       Interest   12,838,734       35,855  11,697,791      80,890      73,544      108,420      57,568       784,666
   Net realized
 and unrealized
   appreciation
 (depreciation)
 of investments (131,791,650)(127,399,662) (2,541,662)   (197,999) (1,973,996)      63,034     258,635       -
		------------ ------------ ----------  ---------- -----------  ----------- -----------  ------------
	  Total
     investment
  income (loss) (100,404,001)(111,083,148)  9,156,129       4,854     245,841      171,454     316,203       784,666
		------------  -----------  ----------  ---------- -----------  ----------- -----------  ------------
       Employee
  contributions   35,094,032    4,842,940  19,970,676     893,709   6,587,812    1,091,517   1,707,378       -
       Employer
  contributions
	  - net
 of forfeiture    11,687,558   11,687,558      -           -           -            -           -            -
		------------  ----------- -----------  ---------- -----------  ----------- -----------  ------------
 Total
 increases
 (decreases)     (53,622,411) (94,552,650) 29,126,805     898,563   6,833,653    1,262,971   2,023,581       784,666

 Decreases:
  Distributions
 to withdrawing
   participants   33,299,867   10,972,842  19,264,072     205,586   2,423,764       71,784      98,001       263,818
		------------  ----------- -----------  ---------- -----------  ----------- -----------  ------------
 Total
 decreases        33,299,867   10,972,842  19,264,072     205,586   2,423,764       71,784      98,001       263,818
		------------  ----------- -----------  ---------- -----------  ----------- -----------  ------------
   Net increase
     (decrease) (86,922,278) (105,525,492)  9,862,733     692,977   4,409,889    1,191,187   1,925,580       520,848

  Net transfers
    between the
	  funds       -         4,593,257 (21,491,251)  6,060,515 (3,710,497)    5,447,175   8,821,810       278,991
		------------  ----------- -----------  ---------- -----------  ----------- -----------   -----------
     Net assets
  available for
     benefits -
 End of year    $554,717,541 $214,320,637 $252,200,125  $6,753,492 $52,067,420  $6,638,362 $10,747,390   $11,990,115
		============ ============ ============  ========== =========== =========== ===========   ===========
 See Notes to Financial Statements.

	 SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
		     Notes to Financial Statements

1. Summary of Significant Accounting Policies
   ------------------------------------------
   Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting and present the Statement of Net Assets Available for Benefits with fund information and the Statement of Changes in Net Assets Available for Benefits with fund information for the Savings Plan of Entergy Corporation and Subsidiaries (Plan).

   Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets when paid. This accounting method differs from that required in the Department of Labor Form 5500 which requires benefits payable to be accrued and charged to net assets in the period the liability arises. Net assets available for benefits as of December 31, 1995 and 1994 and the net increase in net assets available for benefits for each of the years differ from that reported in the Form 5500 as follows:


					  Net Assets Available
					       for Benefits
				      ---------------------------------

					   1995              1994
				      --------------     --------------
       As reported herein               $788,966,347       $554,717,541
       Accrued benefits payable            (982,271)        (2,696,186)
				      --------------     --------------
       To be reported in Form 5500      $787,984,076       $552,021,355
				      ==============     ==============

					  Net Increase(Decrease) in
				      Net Assets Available for Benefits
				      ---------------------------------

					   1995              1994
				      --------------     --------------
       As reported herein              $234,248,806       $(86,922,278)
       Accrued benefits payable           1,713,915           2,123,886
				      --------------     --------------
       To be reported in Form 5500     $235,962,721       $(84,798,392)
				      ==============     ==============

   Interest and Dividend Income:   Interest  income is  recorded on the
   accrual basis.  Dividends are recorded on the ex-dividend date.

   Investments:   Cash   equivalents  are   valued   at   cost,   which
   approximates fair value. Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the
   Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

   The values of guaranteed investment contracts (GICs) are recorded at contract value, which approximates fair value. Contract value represents amounts invested under the GICs, plus interest earned and reinvested through the valuation date at the contracted rate. The values of synthetic investment contracts (SICs) are recorded at contract value, which approximates fair market value, because participants are guaranteed a return of principal and accrued interest. SICs are similar to a GIC except the assets of a SIC are placed in a trust with ownership by the plan, and a financially responsible third party issues a wrapper contract guaranteeing a stated rate of return. The fair value of the SIC assets in trust at December 31, 1995 was $113,122,000. Listed below are the GICs and SICs as of December 31, 1995:

   Guaranteed investment contracts
						      Contract
				  Interest Rate        Value
   ENTERGY STABLE INCOME FUND:    -------------     ------------
   The Principal Financial Group          7.50%        6,854,192
   Provident Life & Accident Ins.         5.53%        3,845,991
   State Mutual Life Assur.               5.42%        3,844,237
   Continental Assurance Company          5.72%        3,971,735
   Provident National Assur. Co.          9.02%        2,238,009
						    ------------
	Total guaranteed investment contracts       $ 20,754,164
						    ============

   Synthetic investment contracts
						      Contract
				  Interest Rate         Value
   ENTERGY STABLE INCOME FUND:    -------------    -------------
   Commonwealth Life                      6.47%       36,826,757
   Rabobank Nederland                     6.15%       36,778,916
   Transamerica Life                      6.41%       36,819,662
						   -------------
	Total synthetic investment contracts       $ 110,425,335
						   =============

   The carrying value of loans to participants approximates fair value.

   Expenses: All costs and expenses of administering the Plan, except expenses incurred in the direct acquisition or disposition of stock and investment manager fees, are paid first by forfeitures of the Plan and then by Entergy Corporation.

   Purchases and sales of securities are accounted for on the trade date.

   Tax status: The Internal Revenue Service issued a favorable determination letter on May 23, 1995 stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (Code) and is exempt from federal income taxes under
   Section 501(a) of the Code. Accordingly, no provisions for federal income taxes have been made in the accompanying financial statements.

   Use of estimates in the preparation of financial statements: The preparation of the Plan financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect reported amounts on the Statement of Net Assets Available for Benefits as of December 31, 1995 and 1994, and the reported amounts on the Statement of Changes in Net Assets Available for Benefits during fiscal years 1995 and 1994. Adjustments to the reported amount may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in 1995 Plan financial statements.

   Concentration of credit risk: Periodically, the plan invests in certificates of deposit with a small number of banks. For deposit insurance purposes, the certificates of deposit are considered to be owned by each participant and insured up to $100,000 per
   participant.   However,  the  insurance  coverage  of  $100,000  per
   participant will be available only if the bank issuing the certificate of deposit is eligible to accept "brokered deposits" under the FDIC Improvement Act of 1991.

   The Plan invests in government notes and securities which include direct obligations of the United States Government (U.S.), or obligations of agencies or instrumentalities thereof, which are backed by the full faith and credit of the U.S.

   The Plan invests in GICs and SICs which are subject to credit risk with respect to the insurance companies.


2. Summary of Plan Provisions
   --------------------------
   The following description of the Plan is provided for general information purposes only. Plan participants should refer to the Plan document for a more complete description of the Plan's provisions.

   General: The Plan is a defined contribution plan of Entergy Corporation and Subsidiaries subject to the provisions of ERISA. The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling Plan assets, and for disclosure of Plan information.

   Eligibility: At December 31, 1995 the Plan was available to all employees of Entergy Corporation and its subsidiary companies (System) who satisfy a six month System service requirement. All current collective bargaining units except for active River Bend Steam Electric Generating Station (River Bend) bargaining employees of Entergy Operations, Inc. as of October 1, 1995 participate in the Plan.

   Contributions: Contributions made by or on behalf of participants are deposited with Hibernia National Bank in New Orleans as Trustee for the Plan. Participants may elect to contribute, through payroll deductions, one to six percent of their base salary (basic). The employing System company will make matching contributions to the Plan in an amount equal to fifty percent of a participant's basic contribution (matching). Participants may contribute an additional one to ten percent of their base salary (supplemental) for which there are no matching contributions. Basic and supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis, or a combination of both. Contributions are monitored and limited by federal tax legislation. The limit for the 1995 401(k) contribution was $9,240.

   The Plan provides that certain taxable amounts received by an employee which originated from an employee benefit plan qualified under Section 401(a) of the Code may be accepted under the Plan as rollover contributions (Rollover). Prior to January 1, 1987, the Plan accepted tax-deductible (IRA-type) contributions as System Individual Retirement Account (SIRA) contributions and continues to maintain such accounts under the Plan until distribution.

   Investments: Matching contributions made on behalf of participants are invested by the Trustee in the Entergy Corporation Stock Fund. Participant contributions are invested as directed by participants in accordance with the Plan's investment options. Earnings on participant contributions are allocated based on participants' account balances as of the first day of each month.

   On July 6, 1994, the Board amended the Plan, effective January 1, 1995, by adding the Acorn Fund as a new investment option.

   Upon enrollment in the Plan, a participant may direct contributions to any of the following seven investment options:

	  Stable Income Fund - Funds are invested in high-quality, fixed-income securities managed by Standish, Ayer & Wood. In addition, the Fund invests in various
	  investments which include a stable value portfolio managed by T. Rowe Price and investment contracts with insurance companies offering a specified annual interest rate over a stated period of time. Investments in the
	  T. Rowe Price stable value fund include SICs, as well as high quality GICs. SICs are similar to GICs in that they can be issued by banks and insurance companies and provide a stable asset value and book value of payments upon certain events.

	  Balanced Fund - Funds are invested in a mix of common stocks that are similar to the Standard & Poor's 500 and fixed-income securities.

	  Stock Income Fund - Funds are invested in the common stocks of large, well-established companies whose dividends are higher than the average dividends of companies that make up the Standard & Poor's 500.

	  Stock Index Fund - Funds are invested in a portfolio of common stocks intended to reflect the U.S. stock market. The portfolio seeks to match the Wilshire 5000 Index, an index of all regularly and publicly traded U.S. stocks.

	  Stock  Growth  Fund - Funds are invested in  the  common
	  stocks   of   large,  well-established  companies   with
	  favorable growth potential.

	  Acorn Fund - The funds are invested in common stocks  of
	  small    and    medium   sized   companies,    including
	  international companies.

	  Entergy Corporation Stock Fund - Funds are invested in common stock of Entergy Corporation.

   As of December 31, 1995, the Plan had the following number of participants in each investment option (excluding company matching contributions):
						Number of
					       Participants
					       ------------
	  Stable Income Fund                      10,963
	  Balanced Fund                            2,494
	  Stock Income Fund                        5,355
	  Stock Index Fund                         2,729
	  Stock Growth Fund                        3,710
	  Acorn Fund                               2,219
	  Entergy Corporation Stock Fund           4,666

   Vesting: Amounts contributed by participants are fully vested at all times. Participants become fully vested in the matching account upon completion of five years of System service except for all Entergy Gulf States employees who were eligible to participate in the Gulf States Utilities Company Employees' Thrift Plan before January 1, 1995, and who transferred into the Plan as of January 1, 1995, continued to be immediately vested in all past and future matching contributions.

   Plan termination: Although it has not expressed any intent to do so, the System has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would receive the total value of their accounts, determined as of the date of termination.

   In-Service withdrawals: While employed, participants may, with certain restrictions, annually withdraw all or a portion of the value of their basic and supplemental after-tax, Rollover, and SIRA accounts. Such withdrawals may include all or a portion of the value of their basic and supplemental before-tax accounts if the participant has attained age 59-1/2. These withdrawals may be subject to a ten percent penalty unless the participant is age 59-1/2 or older. The Plan also has a financial hardship withdrawal provision.

   Loans to participants: The Plan has a loan provision whereby participants who are actively employed may borrow an amount from their eligible account(s) based on the balance of such account(s). The amount borrowed is deducted from the participant's eligible account(s) and repaid with interest in accordance with an established schedule. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

   Distributions upon separation from service: Upon leaving a System company, participants become eligible to receive a single-sum distribution of the entire vested value of the Plan accounts, with certain additional provisions regarding deferral of distributions, installment distributions for certain retirees and disabled participants, minimum account balances, and mandatory distributions.

   Asset value per unit: The number of units and the net asset value per unit for the funds as of December 31, 1995 and 1994, were as follows:
				      1995          1994
	  Stable Income Fund:      ----------   -----------
	  Number of Units          52,394,931   50,451,019
	  Net Asset Value per unit      $5.41        $4.93

	  Balanced Fund:
	  Number of Units          16,093,095    6,675,004
	  Net Asset Value per unit      $1.23        $1.00

	  Stock Income Fund:
	  Number of Units           8,803,045    8,267,809
	  Net Asset Value per unit      $8.40        $6.22

	  Stock Index Fund:
	  Number of Units          14,281,442    6,251,436
	  Net Asset Value per unit      $1.33        $1.01

	  Stock Growth Fund:
	  Number of Units          25,719,264    9,895,592
	  Net Asset Value per unit      $1.39        $1.03

	  Acorn Fund:
	  Number of Units          24,754,051            -
	  Net Asset Value per unit      $1.21            -

   The asset value of the Entergy Corporation Stock Fund is based on the market value per share of Entergy Corporation common stock which was $29.25 and $21.88 at December 31, 1995 and 1994, respectively.

   Inactive accounts: The amounts allocated to accounts of plan participants who have withdrawn from participation in the plan, but for which disbursements of those funds from the plan has not yet been made is $154,930,302.

   Forfeitures: Upon termination of employment for reasons other than retirement, disability, or death, the portion of the employee's account in which he/she is not vested at the time of termination shall be forfeited and credited to the Plan Forfeiture Account. Contributions forfeited for the years ended December 31, 1995 and 1994 were $182,176 and $93,212, respectively.

   Plan amendments: Effective January 1, 1995, the dividend pass through feature was added to the Plan. The new Plan feature allows eligible participants to receive a cash distribution of their Entergy common stock dividend held in the Company Match Account or reinvest it back into the Plan. Eligible participants include all participants which are vested in their Company Account. Entergy employees with 5 years of service are vested.

   Other:    The   following  represents  investments  in   excess   of
   five percent of the current value of net assets available for benefits as of December 31, 1995 and 1994:

   Investment                 December 31,1995    December 31, 1994
   --------------------       ----------------    -----------------
   Entergy Common Stock         $308,509,490          $212,756,709


3. Entergy Corporation - Gulf States Utilities Company Merger
   ----------------------------------------------------------
   On December 31, 1993, Entergy Corporation and Gulf States Utilities Company (Entergy Gulf States, Inc.) consummated their merger.
   Entergy Gulf States, Inc. became a wholly owned subsidiary of Entergy Corporation. On May 5, 1994, the Board of Directors of
   Entergy Corporation (Board) approved the combination of the Plan and the Gulf States Utilities Employees' Thrift Plan.

   On January 1, 1995, the non-bargaining employees of Entergy Gulf States began making new contributions to the Plan. In April 1995, the non-bargaining employees' and inactive participants' assets were transferred from the Gulf States Utilities Company Employees' Thrift Plan to the Plan. Bargaining unit employees of Entergy Gulf States, other than River Bend, joined the Plan on October 1, 1995 and their assets were transferred in October 1995. The River Bend bargaining unit elected to remain in the Gulf State Utilities Employees' Thrift Plan. During 1995, the Plan received $71,777,638 in cash and $39,867,964 in securities from the Gulf States Utilities Company Employees' Thrift Plan.

	      SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
	   Item 27a - Schedule of Assets Held for Investment Purposes
				December 31, 1995

			E.I.N. 13-5550175 (Plan No. 003)
							  Shares                  Current
Description                                            Face/Amount     Cost        Value
- ---------------------------------------------------   ------------ ------------ ------------

Cash and temporary cash investments                                $ 6,429,766 $  6,429,766
								   ----------- ------------
Equity securities:

Entergy Corporation common stock (10,547,333 shares, $.01 par)    $199,912,378 $308,509,490
								  ------------ ------------
Other equity securities:

Domestic securities:

ENTERGY BALANCED FUND:
Avon Products, Inc.                                           300      17,501       22,612
CPC International Inc.                                        700      41,365       48,038
Colgate Palmolive Co.                                         900      66,730       63,225
General Mls Inc.                                            1,200      67,324       69,300
PepsiCo Inc.                                                4,900     221,226      273,787
Philip Morris Cos. Inc.                                     1,100      59,309       99,275
Premark Intl Inc.                                           1,800      90,529       91,125
Sara Lee Corp.                                              2,100      53,122       67,200
UST Inc.                                                    2,000      54,974       66,750
Whitman Corp.                                               1,100      17,312       25,575
Abbott Labs                                                 1,500      53,379       62,437
Baxter International Inc.                                   1,900      64,198       79,563
Bristol-Myers Squibb Comp.                                  4,000     267,966      343,500
Columbia/HCE Healthcare Corp.                                 600      23,939       30,450
Johnson & Johnson                                           2,900     175,553      247,950
Medtronic Inc.                                              1,200      33,535       67,050
Merck & Company Inc.                                        2,900     141,303      190,312
Millipore Corp.                                               600      13,971       24,675
Pfizer Inc.                                                   400      15,305       25,200
Schering Plough Corp.                                       1,000      38,214       54,750
Albertsons, Inc.                                            3,200     101,784      105,200
Chrysler Corp.                                              2,200     117,904      121,275
Dana Corp.                                                  1,300      35,393       38,025
Eastman Kodak Company                                       3,000     172,198      201,000
Eaton Corp.                                                 1,100      60,607       58,987
Gap Inc. Del.                                               1,200      52,824       50,400
General Motors Corp.                                        1,200      57,467       63,450
Goodyear Tire & Rubber Company                              1,300      52,176       58,988
Home Depot                                                  2,800     117,358      133,700
Marriott International Inc.                                   600      22,680       22,950
Price/Costco Inc.                                           3,500      57,841       53,375
Safeway Inc.                                                1,000      46,270       51,500
Staples Inc.                                                1,350      27,009       32,906
Tedtronix Inc.                                                800      46,805       39,300
Toys R Us Inc.                                              4,200     116,400       91,350
Wal-Mart Stores Inc.                                        3,600      85,264       80,100
CISCO Systems Inc.                                            400      22,010       29,850
Digital Equip Corp.                                           700      39,995       44,888
Integated Device Technology Inc.                            1,000      23,504       12,875
Intel Corp.                                                 1,000      46,553       56,750
KOMAG Inc.                                                    600      37,523       27,675
LAM Research Corp.                                            600      28,395       27,450
Linear Technology Corp.                                       700      28,239       27,475
Lockheed Martin Corp.                                       2,100     126,985      165,900
Microsoft Corp.                                             1,200     117,278      105,300
Parker Hannifin Corp.                                         600      18,435       20,550
Signa Aldrich Corp.                                           300      14,694       14,850
Teradyne Inc.                                                 800      21,073       20,100
Texas Instruments Inc.                                      1,700     104,120       87,550
Xerox Corp.                                                 2,400     290,113      328,800
Allied Signal Inc.                                          2,600     113,583      123,500
Boeing Company                                              1,900     125,148      148,913
Browning Ferris Industries Inc.                             1,500      51,305       44,062
Cooper Inds Inc.                                            1,200      46,050       44,100
Dial Corporation                                              800      18,989       23,700
General Electric Comp.                                      3,300     187,431      237,600
Ogden Corp.                                                   336       6,084        7,182
Raytheon Comp.                                              1,600      55,142       75,600
Tenneco Inc.                                                2,500     117,479      124,063
Textron Inc.                                                  300      18,494       20,250
Webb Del Corp.                                                200       2,904        4,025
Aetna Life & Casualty Comp.                                 2,000     135,156      138,500
Allstate Corporation                                        2,900      81,472      119,263
American Express Company                                    4,200     141,307      173,775
Banc One Corp.                                              1,700      56,346       63,962
BankAmerica Corp.                                             400      19,660       25,900
Barnett Banks Inc.                                            700      32,729       41,300
Cigna Corp.                                                   800      58,376       82,600
Chemical Banking Corp.                                      1,500      71,132       88,125
Dean Witter Discover & Co.                                  1,500      63,586       70,500
First Bank System Inc.                                      3,100     161,602      153,838
First Union Corp.                                           1,500      73,344       83,438
Fleet Financial Group Inc.                                  1,000      37,672       40,750
Lincoln Natl Corp. Ind.                                     1,400      63,304       75,250
Marsh & McLennan Cos Inc.                                   2,300     194,301      204,125
NationsBank Corp.                                           2,700     162,473      187,987
Weyerhaeuser Co.                                              700      30,354       30,275
Willamett Industries Inc.                                     200      10,154       11,250
AT&T Corp.                                                  3,900     202,071      252,525
Ameritech Corporation                                       1,900      80,453      111,862
Anadarko Pertroleum Corp.                                   2,200     105,090      119,075
GTE Corp.                                                   5,800     212,401      254,475
MCI Communications                                          1,800      47,796       47,025
NYNEX Corp                                                  1,200      48,242       64,800
Pacific Gas & Electric Company                              3,100      80,200       87,962
Panhandle Eastern Corp.                                     2,600      58,561       72,475
SBC Communication Inc.                                      1,300      57,414       74,425
Sprint Corp.                                                2,100      70,583       83,213
Unicom Corp.                                                1,600      43,032       52,400
Amoco Corp.                                                   900      53,825       64,350
Baker Hughes Inc                                              800      16,720       19,500
British Pete LTD AMER SH                                      400      39,258       40,850
Chevron Corp.                                                 700      30,523       36,662
Exxon Corp.                                                 2,700     184,073      217,350
Halliburton Company                                         1,300      54,958       65,813
Mobil Corp.                                                 1,500     139,284      167,625
Phillip Petroleum Co.                                       3,800     128,652      129,675
Norfolk & Southern Corp.                                      100       6,889        7,937
UAL Corp.                                                     250      29,481       44,625
Air Products & Chemicals Inc.                               1,100      58,877       58,025
British Steel PLC ADR                                       1,100      27,668       28,188
Federated Department Stores Inc.                            2,400      65,898       65,400
Hercules Inc.                                               2,800     137,360      157,850
Kimberly Clark Corp.                                        1,500      95,501      124,125
Mead Corporation                                            1,200      52,329       62,700
Monsanto Company                                            1,200     135,892      147,000
Morton International Inc.                                     700      21,437       25,112
Pall Corporation                                            1,600      33,440       43,000
Praxair Inc.                                                  600      13,455       20,175
								   ----------   ----------
Subtotal Entergy Balanced Fund                                     $8,072,592   $9,315,325
								   ----------   ----------
ENTERGY STOCK INCOME FUND:
American Brands, Inc.                                       9,800    $407,935     $436,100
General MLS, Inc.                                          19,800   1,062,804    1,143,450
H. J. Heinz, Co.                                           43,600   1,353,649    1,444,250
Philip Morris Cos Inc.                                     17,400   1,129,139    1,570,350
RJR Nabisco Holdings Corp.                                 36,880   1,104,838    1,134,060
UST Inc.                                                   17,900     627,667      597,412
American Home Products Corp.                               17,100   1,343,722    1,658,700
Bristol-Myers Squibb Company                               17,500   1,314,498    1,502,812
Glaxo Wellcome PLC                                         33,700     827,359      947,812
Pharmacia & Upjohn, Inc.                                   10,200     386,643      395,250
SmithKline Beechman participating preferred stock
 Series B                                                  27,000     915,011    1,498,500
Warner Lambert Co.                                         15,000   1,057,508    1,456,875
Chrysler Corp.                                             21,804   1,004,963    1,201,945
Ford Motor Company Del.                                    32,500   1,003,350      938,437
Genuine Parts Co.                                          20,000     685,662      820,000
Maytag Corp.                                               26,000     453,078      526,500
McGraw Hill, Inc.                                          22,100   1,501,989    1,925,462
J. C. Penney, Inc.                                         19,700     795,493      938,212
Royal PTT Nederland N V                                    23,600     835,481      855,500
Pitney Bowes, Inc.                                         25,200   1,165,077    1,184,400
Thomas & Betts Corp.                                       15,500     913,868    1,143,125
Am South Bancorporation                                    17,500     710,102      706,562
Cooper Inds. Inc.                                          25,900     912,906      951,825
General Dynamics Corp.                                     15,500     658,289      916,437
General Electric Company                                   22,500   1,082,035    1,620,000
Minnesota Mining & Manufacturing Co.                       14,900     694,371      988,987
Tenneco, Inc.                                              18,900     853,099      937,912
American Express Company                                   17,600     874,204      976,800
American General Corp.                                     23,900     749,942      833,513
AON Corp.                                                  21,400     919,893    1,067,325
Bank of Boston Corp.                                       12,500     531,277      578,125
Beneficial Corp.                                           23,700   1,110,858    1,105,013
H and R Block                                               8,900     350,499      360,450
Cigna Corp.                                                10,600     888,488    1,094,450
Chemical Banking Corporation                               30,400   1,621,131    1,786,000
Corestates Financial Corp.                                 21,900     829,884      829,463
Crestar Finanial Corp.                                     15,100     871,158      892,788
First Chicago Corp.                                        20,977     836,218      828,592
Fleet Financial Group, Inc.                                11,800     473,268      480,850
Integra Financial Corp.                                    11,800     450,780      744,875
Marsh & McLennan Cos., Inc.                                 6,800     536,574      603,500
Mellon Bank Corp.                                          21,700     930,119    1,166,375
Meridian Bancorp Inc.                                      25,000     781,607    1,162,500
St. Paul Companies, Inc.                                   22,200     909,404    1,234,875
Union Camp Corp.                                           15,000     678,745      714,375
U.S. Bancorp Ore.                                          19,000     487,748      638,875
Witco Corp.                                                29,700     703,081      868,725
Alltel Corp.                                               34,000     851,871    1,003,000
Bell South Corp.                                           25,200     933,156    1,096,200
FPL Group, Inc.                                             8,300     352,211      384,913
Frontier Corp.                                             40,000     841,277    1,200,000
GTE Corp.                                                  22,700     873,750      995,963
Houston INDS, Inc.                                         15,400     339,262      373,450
PECO Energy Company                                        11,800     350,283      355,475
Questar Corp.                                              22,300     716,820      747,050
SBC Communications, Inc.                                   17,600     883,731    1,007,600
Sonat, Inc.                                                10,000     282,780      356,250
Williams COS, Inc.                                         30,400   1,110,926    1,333,800
Amoco Corp.                                                19,800   1,157,413    1,415,700
Atlantic Richfield Co.                                      6,400     670,776      708,800
Exxon Corp.                                                19,000   1,194,947    1,529,500
Mobil, Corp.                                                9,900     986,929    1,106,325
Occidental Petroleum Corp.                                 36,100     722,188      771,638
UJB FINL Corp.                                             31,900   1,043,436    1,136,438
Norfolk & Southern Corp.                                      800      60,691       63,500
Union Pacific Corp.                                        13,700     772,900      904,200
Dow Chemical Company                                        6,600     437,787      463,650
E.I. DuPont De Nemours & Co.                               28,400   1,548,621    1,984,450
Federal Paper Board                                        17,100     843,397      887,063
Freeport McMoran Copper & Gold, Inc.                       36,700     749,098    1,032,188
Imperial Chemical Inds. PLC                                14,000     738,224      654,500
Kimberly Clark Corp.                                       21,500   1,252,800    1,779,125
Monsanto Co.                                               17,500   1,124,129    2,143,750
								  -----------   ----------
Subtotal Entergy Stock Income Fund                                $61,174,817  $72,842,872
								  -----------  -----------
ENTERGY STOCK INDEX FUND:
Wells Fargo Institutional Trust Co.                       646,269 $15,043,317  $17,931,737
								  -----------  -----------
ENTERGY STOCK GROWTH FUND:
Coca Cola                                                   6,500     341,745      482,625
Duracell Intl                                              10,300     494,253      533,025
Gillette Company                                            9,900     402,773      516,037
Pepiso Inc.                                                11,800     544,867      659,325
Chiron Corp.                                                4,803     343,438      530,731
Johnson & Johnson                                           4,700     407,384      401,850
Lilly Eli & Company                                        13,800     559,992      776,250
Merck & Company Inc.                                        6,600     353,709      433,125
Pfizer Inc.                                                 6,000     376,969      378,000
Smithkline Beechman                                        15,200     668,389      843,600
United Healthcare Corp.                                    14,700     684,241      961,013
Autozone Inc.                                              20,000     523,975      577,500
CUC Intl Inc.                                              14,250     367,698      486,281
Walt Disney Co.                                            13,700     709,450      806,587
Dollar General Corp.                                        9,800     296,243      203,350
Harrah's Entertainment Inc.                                10,200     278,470      247,350
Home Depot                                                 11,500     483,709      549,125
ITT Corp.                                                   7,800     389,990      413,400
Kohls Corp.                                                 9,100     442,956      477,750
Lone Star Steakhouse Saloon                                10,000     300,252      383,750
Mc Donalds Corp.                                            8,200     261,195      370,025
Omnicom Group Inc.                                         17,800     514,687      663,050
Phycor Inc.                                                13,700     268,371      692,713
Promus Hotel Corp.                                          9,100     206,221      202,475
Reuters Holdings Plc Ord B                                 12,200     588,354      672,525
Scholastic Corp.                                            7,500     404,255      583,125
Adobe Systems Incorporated                                 10,100     445,367      626,200
America Online Inc.                                        11,300     355,948      423,750
Applied Materials Inc.                                     11,600     381,394      456,750
Autodesk Inc.                                              13,900     471,142      476,075
Broderbund Software Inc.                                    5,500     302,901      334,125
Cisco Systems Inc.                                         11,900     577,800      888,038
Compaq Computer Corp.                                      11,000     495,635      528,000
Computer Assoc Intl Inc.                                   12,850     469,864      730,844
Dell Computer Corp.                                        11,100     455,390      384,337
First Data Corp.                                            9,100     451,352      608,563
General Motors Class E                                      4,300     217,165      223,600
Hewlett Packard Company                                    14,100     866,472    1,180,875
Intel Corp.                                                19,600     950,189    1,112,300
Intuit Inc.                                                 4,200     321,840      327,600
LSI Logic Corp.                                            20,700     666,019      677,925
Maxis Inc.                                                  8,700     321,696      330,600
Microsoft Corp.                                             6,800     468,706      596,700
Micro Warehouse Inc.                                        9,900     335,614      428,175
Minerals Technologies Inc.                                  9,300     310,414      339,450
Motorola Inc.                                               7,800     484,942      444,600
Silicon Graphics Inc.                                      12,000     415,833      331,500
Symbol Technologies Inc.                                   13,200     391,288      521,400
Tellabs Inc.                                               13,300     523,660      492,100
Boeing Company                                             13,800     814,323    1,081,575
Clear Channel Communications                               13,200     389,242      582,450
Harnischfeger Industries Inc.                              13,000     395,048      432,250
International Rectifier Corp.                              29,200     441,520      730,000
Federal National Mortgage Assn.                             7,200     653,672      891,900
ITT Hartford Group Inc.                                     4,800     233,450      232,200
MGIC Investment                                            10,800     570,163      585,900
Morgan Stanley Group                                        4,900     409,864      395,063
National RE Corp.                                          16,500     502,730      627,000
Delta Air Lines Inc.                                        8,500     560,170      625,813
Nokia Corp.                                                11,000     561,355      429,000
								  -----------  -----------
Subtotal Entergy Stock Growth Fund                                $27,425,754  $32,921,245
								  -----------  -----------
Acorn Mutual Fund:
Acorn Investment Trust                                  2,176,590 $26,774,710  $29,601,624
								  -----------  -----------
Total domestic securities                                        $138,491,190 $162,612,803
								 ------------ ------------
Foreign securities:

ENTERGY BALANCED FUND:
Unilever NV New York                                          900 $   116,813  $   126,675
Imperial Oil Ltd.                                           2,800      98,001      101,150
								  -----------  -----------
Subtotal Entergy Balanced Fund                                    $   214,814  $   227,825
								  -----------  -----------
ENTERGY STOCK INCOME FUND:
Imperial Oil Ltd.                                           9,900  $  351,364   $  357,638
								  -----------  -----------
ENTERGY STOCK GROWTH FUND
Vodafone Group PLC                                         15,300 $   560,103  $   539,325
								  -----------  -----------
Total foreign securities                                          $ 1,126,281  $ 1,124,788
								 ------------ ------------
	  Total other equity securities                          $139,617,471 $163,737,591
								 ============ ============

Fixed income securities:

U.S. Treasury and government agency securities:

ENTERGY STABLE INCOME FUND:
Federal Home Loan Mtg.(8.00% due 2/1/00)                1,277,507   1,309,844    1,319,703
Federal Home Loan Mtg. (7.50% due 8/1/99)                 671,831     686,947      693,793
Federal Home Loan Mortgage (7.50% due 1/1/00)             326,666     334,016      337,387
Federal Home Loan Mtg. (8.00% due 2/1/00)                 555,197     569,250      573,391
Federal Home Loan Bank FHOR (4.37% due 2/24/97)         4,000,000   3,744,375    3,974,000
Federal Home Loan Bank FHLB (7.81% due 7/17/96)         1,000,000   1,001,250    1,013,440
Federal Natl Mtg. Assn FNFR (var. rate due 4/29/96)     1,460,000   1,459,563    1,434,450
GNMA Pool (9.00% due 4/15/25)                           1,621,420   1,704,011    1,717,310
GNMA Pool (9.00% due 8/15/24)                             223,375     234,753      236,592
GNMA Pool (9.00% due 5/15/25)                             115,222     121,091      122,006
GNMA Pool (9.00% due 8/15/25)                             200,715     210,939      212,692
GNMA Pool (9.00% due 2/15/25)                              43,029      45,221       45,555
GNMA Pool (9.00% due 1/15/25                              215,068     226,023      227,327
GNMA Pool (9.00% due 8/15/24)                              59,444      62,471       62,918
GNMA Pool (9.00% due 3/15/25)                              93,703      98,476       99,163
GNMA Pool (9.00% due 9/15/24)                              49,648      52,177       52,579
GNMA Pool (9.00% due 4/15/25)                             894,334     939,889      947,306
GNMA Pool (9.00% due 9/15/24)                              78,882      82,900       83,549
GNMA Pool (9.00% due 7/15/25)                             243,483     255,885      257,958
GNMA Pool (9.00% due 12/15/24)                            150,652     158,325      159,608
GNMA Pool (9.00% due 7/15/25)                             720,339     757,031      763,048
GNMA Pool (9.00% due 4/15/25)                              86,356      90,754       91,465
GNMA Pool (9.00% due 7/15/25)                             565,351     594,149      598,944
GNMA Pool (9.00% due 7/15/25)                             494,619     519,814      523,663
GNMA Pool (9.00% due 10/15/25)                            494,734     519,934      524,259
GNMA Pool (9.50% due 3/15/23)                                   1           1            1
US Treasury Oblig Notes (5.25% due 7/31/98)             2,000,000   1,991,839    2,001,250
US Treasury Oblig Notes (4.75% due 8/31/98)               900,000     884,250      889,312
US Treasury Oblig Notes (5.125% due 11/30/98)           2,385,000   2,365,622    2,377,547
US Treasury Oblig Notes (6.875% due 8/31/99)            1,000,000   1,040,781    1,050,940
								  -----------  -----------
Subtotal Entergy Stable Income Fund:                              $22,061,581  $22,391,156
								  -----------  -----------
ENTERGY BALANCED FUND:
FNMA (6.36% Due 8/16/00)                                  270,000     269,409      278,343
U.S. Treasury Note (13.875% due 5/15/11)                  190,000     294,841      309,463
U.S. Treasury Note (11.625% due 11/15/04)                 580,000     795,834      821,425
U.S. Treasury Note (8.125% due 8/15/21)                   200,000     228,110      253,000
U.S. Treasury Note (7.50% due 11/15/01)                   860,000     918,662      948,150
U.S. Treasury Note (6.875% due 8/31/99)                   125,000     123,455      131,368
U.S. Treasury Note (7.125% due 9/30/99)                   540,000     558,225      572,570
U.S. Treasury Note (7.875% due 11/15/04)                  150,000     158,008      173,672
U.S. Treasury Note (7.50% due 2/15/05)                    675,000     740,220      765,281
U.S. Treasury Note (6.125% due 5/15/98)                   470,000     474,186      479,548
U.S. Treasury Note (5.625% due 6/30/97)                   300,000     298,589      301,970
U.S. Treasury Note (5.8750% due 6/30/00)                   70,000      69,113       71,488
U.S. Treasury Note (6.125% due 7/31/00)                   210,000     211,104      216,300
U.S. Treasury Note (6.125% due 9/30/00)                   630,000     644,667      649,098
								  -----------  -----------
Subtotal Entergy Balanced Fund
								  $ 5,784,423  $ 5,971,676
	  Total U.S. Treasury and government                      -----------  -----------
	    agency securities                                     $27,846,004  $28,362,832
								  ===========  ===========

Guaranteed investment contracts:
				       Interest Rate  Maturity Date
ENTERGY STABLE INCOME FUND:            -------------  -------------
The Principal Financial Group              7.50%          9/30/96      6,854,192      6,854,192
Provident Life & Accident Ins.             5.53%          9/30/97      3,845,991      3,845,991
State Mutual Life Assurace                 5.42%          9/30/97      3,844,237      3,844,237
Continental Assurance Company              5.72%          3/31/97      3,971,735      3,971,735
Provident National Assur. Co.              9.02%          3/31/96      2,238,009      2,238,009
								    ------------   ------------
	 Total guaranteed investment contracts                      $ 20,754,164   $ 20,754,164
								    ============   ============

Synthetic investment contracts (SIC) trust assets:

Entergy Stable Income Fund:

Money market funds                          -                -     $  1,008,138  $  1,008,138
Government obligations                      -                -       81,082,877    82,848,437
Non-government obligations                  -                -       28,741,528    29,265,464
								   ------------  ------------
	Total                                                      $110,832,543  $113,122,039

	Issuing agent's gain on guarantee of SIC (wrapper)                         (2,696,704)
										 ------------
	Contract value of SIC                                                    $110,425,335
										 ============

							  Shares                  Current
Description                                            Face/Amount     Cost        Value
- ----------------------------------                    ------------ ------------ ------------
Mutual Fund:

Entergy Stable Income Fund
IDS Trust                                                     -     $ 13,231,811   $ 13,231,811
								    ============   ============
Other corporate securities:

Nongovernment obligations:
Entergy Stable Income Fund
AFC Home Equity Loan Trust (5.90% due 5/20/08)            339,760     310,828      334,562
AFC Home Equity Loan Trust (6.00% due 1/20/13)            306,323     295,148      303,260
Advanta Mortgage Loan Trust (5.50% due 3/25/10)           746,268     745,451      716,641
Advanta Mortgage Loan Trust (7.27% due 11/25/08)          446,952     444,787      447,577
Advanta Home Equity Loan Trust (7.15% due 6/25/08)        361,812     371,623      370,098
Associates Corp North Amer (7.50% due 5/15/99)            200,000     207,072      210,860
Assoc Corp N.A. (6.00% due 3/15/00)                     1,000,000     987,980    1,003,200
Auto One Securitization Corp. (7.25% due 7/15/01)       2,840,697   2,839,365    2,910,294
Bank Of Boston Corp. (9.50% due 8/15/97)                3,376,000   3,632,861    3,578,898
Bear Stearns Co. (6.750% due 8/15/00)                     875,000     869,444      900,638
MTNCIT Group Holdings (7.625% due 12/5/96)              2,050,000   2,034,563    2,086,285
Capital Auto Receivables Asset (4.60% due 10/15/98)     1,103,611   1,100,162    1,104,825
Capital One Bank (6.66% due 8/17/98)                    2,025,000   2,026,478    2,064,083
Centura Bank (7.95% due 7/25/96)                        3,700,000   3,698,927    3,749,580
Charter Equipment Lease Trust (7.40% due 10/25/01)      2,514,991   2,513,911    2,598,488
Chrysler Finance Corp. (5.20% due 11/12/96)               150,000     149,816      149,325
Chrysler Financial Corporation (6.00% due 4/15/96)      1,000,000   1,025,180      999,070
Citicorp (8.75% due 11/1/96)                            1,200,000   1,325,016    1,232,160
Contimortgage Home Equity Loan (9.07% due 10/15/09)     1,175,000   1,219,980    1,222,822
Contimortgage Home Equity Loan (6.86% due 7/15/10)      2,925,000   2,924,086    2,986,132
ERP Operating Limited Partnership (var. due 12/22/97)   2,900,000   2,903,486    2,915,428
EQCC Home Equity Loan Trust (var. rate due 12/15/08)    1,527,974   1,534,659    1,506,888
FDIC Remic Trust (6.30% due 9/25/25)                      287,989     287,899      287,629
FPC Group Cap Inc. (6.50% due 7/1/97)                     400,000     400,000      404,920
Federal Reality Investment Trust (8.875% due 1/15/00)   1,300,000   1,418,560    1,396,330
Finova Capital Corp (6.45% due 6/1/00)                  1,525,000   1,518,442    1,548,180
First Intst Bancorp (10.50% due 3/1/96)                   950,000   1,037,560      957,600
First USA Bank (8.20% due 2/15/98)                      1,050,000   1,048,624    1,100,820
Ford Holdings Inc. (9.250% due 7/15/97)                 1,400,000   1,474,368    1,475,740
Ford Motor Credit Company(5.625% due 1/15/99)             875,000     858,427      872,900
Ford Motor Credit (var. rate due 7/12/96)                 625,000     625,000      620,312
Franchise Finance Corp. (7.00% due 11/30/00)            1,050,000   1,041,463    1,050,315
General Motors Acceptance Corp. (7.50% due 5/19/97)       425,000     443,079      436,050
General Motors Acceptance Corp. (6.625% due 3/22/99)    1,000,000   1,020,900    1,025,000
General Motors Acceptance (8.375% due 5/1/97)             700,000     706,020      727,566
General Motors Acceptance Corp. (7.75% due 1/15/99)       325,000     341,910      342,745
Georgia Pacific Corp. (9.85% due 6/15/97)               1,202,000   1,377,890    1,265,345
Great Northern Nekoosa Corp. (9.125% due 2/1/98)          350,000     397,985      370,790
Green Tree Financial Corp. CMO (7.05% due 1/15/18       1,225,000   1,288,930    1,250,480
Green Tree Financial Corp (6.10% due 7/15/18)             600,000     598,688      607,140
Green Tree Financial Corp (5.86% due 1/15/19)           1,575,000   1,574,508    1,579,882
Green Tree Financial Corp (5.60% due 4/15/19)           1,519,650   1,491,869    1,519,194
Green Tree Securitized Net Inter (6.90% due 2/15/04)    1,808,951   1,808,103    1,807,250
Green Tree Financial Corp. (7.25% due 7/15/05)            888,860     888,444      901,360
Health & Retirement Properties Tr.(Var. due 7/13/99)    3,400,000   3,368,447    3,381,572
Hertz Corp. (9.50% due 5/15/98)                         2,650,000   2,848,246    2,872,335
Home Equity Loan Trust (6.65% due 11/20/12)               115,144     114,604      115,627
Houston Industries Inc. (7.25% due 12/1/96)             1,625,000   1,715,512    1,647,425
Huntington Bancshares (6.15% due 10/15/98)                950,000     949,763      962,359
International Lease Finance Corp. (6.125% due 11/1/99)  1,350,000   1,349,163    1,365,660
MBNA Master Credit Card Trust (7.75% due 10/15/98)        385,000     404,009      391,584
Merrill Lynch Mortgage Invs (7.40% due 7/15/17)         1,420,091   1,407,285    1,454,600
Merrill Lynch (var. rate due 4/7/97)                    1,375,000   1,366,406    1,369,789
NCNB Corp. (8.50% due 11/1/96)                            545,000     586,453      558,287
News America Holdings (7.50% due 3/1/00)                2,950,000   3,058,265    3,087,765
DSCC Home Equity LN TR (6.55% due 11/25/07)               142,706     142,662      143,192
OCSS Home Equity Loan Trust (5.85% due 3/15/08)           827,705     836,629      825,553
Occidental Petroleum Corp.(9.50% due 8/15/97)           1,300,000   1,385,410    1,377,090
Occidental Pete (5.84% due 11/9/98)                     1,000,000     982,210    1,000,900
Resolution TR Corp. Mtg.(7.50% due 8/25/23)               210,622     216,315      212,531
SPNB Home Equity LN (7.85% due 5/15/98)                    62,891      64,922       63,639
SPNB Home Equity LN (8.15% due 6/15/20)                   497,590     523,558      512,269
Salomon Inc. (9.375% due 4/15/98)                         550,000     582,368      584,045
Salomon Inc. (7.05% due 1/15/98)                          250,000     257,463      253,125
Salomon Inc. (6.36% due 4/1/98)                           125,000     125,000      124,850
Salomon Inc. (var. rate due 4/5/99)                       750,000     750,000      742,500
Salomon Inc. (6.82% due 7/26/99)                        1,425,000   1,425,000    1,434,263
Sears Roebuck & Co. (7.72% due 3/10/97)                   125,000     133,016      127,825
Shawmut Corp. (8.875% due 4/1/96)                       1,275,000   1,357,989    1,285,073
Shawmut Corporation (8.125% due 2/1/97)                   240,000     245,825      246,552
Smith Barney HLD (6.625% due 6/1/00)                    2,750,000   2,758,030    2,811,325
TMS Trust (8.75% due 1/15/21)                           2,000,000   1,999,063    2,163,400
The Money Store Home Equity TR (6.90% due 7/15/07)        451,922     456,238      458,249
TMS Home Equity Loan Trust (5.675% due 2/15/09)         2,644,009   2,621,537    2,580,817
Taubman Realty Group (8.00% due 6/15/99)                1,550,000   1,577,435    1,625,020
Tele Communications Inc. (6.16% due 8/19/96)            1,125,000   1,161,720    1,124,550
Tennessee Gas Pipeline Co (9.00% due 1/15/97)             525,000     559,628      540,425
Time Warner Entertainment Co.(9.625% due 5/1/02)        3,900,000   4,608,474    4,469,790
QCFC Loan TR(6.075% due 7/25/14)                        1,121,122   1,122,970    1,109,686
UCFC Home Equity Loan (7.10% due 6/10/23)                 888,448     891,641      910,482
USF&G Corporation (7.00% due 5/15/98)                   4,350,000   4,344,041    4,461,360
World Omni (7.95% due 1/25/01)                          3,000,000   2,995,781    3,079,800
Xerox Corp. (9.625% due 9/1/97)                           900,000     959,067      958,500
								 ------------ ------------
Subtotal Entergy Stable Income Fund                              $107,061,637 $107,372,476
								 ------------ ------------
ENTERGY BALANCED FUND:
ABN-AMRO BK NV (Chicago) (7.25% due 5/31/05)               60,000      61,446       64,566
AT&T Universal Card Master Trust (5.95% due 10/17/02)     110,000     109,244      110,528
American General Finance (7.250% due 5/15/05)              30,000      30,849       32,010
Banc One Auto Trust (7.05% due 8/15/98)                    30,000      30,619       30,846
Bancamerica Corporation (7.50% due 3/15/97)                30,000      29,929       30,711
Banponce Financial Corp. (7.30% due 6/5/02)                80,000      81,878       84,376
Boeing Co (8.625% due 11/15/31)                            70,000      87,739       88,557
Chemical Banking Corp. (7.625% due 1/15/03)                10,000       9,865       10,831
Chemical Master Credit Card TR1 (6.23% due 4/15/05)       110,000     109,897      111,001
Du Pont E I De Nemours & Co. (8.45% due 10/15/96)          20,000      20,972       20,478
Fleet Mortgage Group (6.125% due 8/15/97)                  50,000      47,909       50,465
Ford Motor Credit Notes (8.20% due 2/15/02)               170,000     182,954      188,802
General Motors Acceptance Corp. (6.75% due 6/17/02)        80,000      79,491       83,064
Green Tree Finl Corp. (5.75% due 10/15/18)                 90,000      85,894       87,804
Green Tree Financial Corporation (7.300% due 11/15/19)     60,000      61,237       62,262
Heinz H J Company (5.50% due 9/15/97)                      10,000       9,940       10,020
IBM Corp (7.00% due 10/30/25)                              90,000      89,336       92,700
Korea Development Bank (5.87% due 12/1/98)                 10,000       9,374        9,995
GCB Legrand S.A.(8.50% due 2/15/25)                        60,000      66,399       71,958
Lehman Brothers Hldgs (6.625% due 11/15/00)                60,000      59,894       60,924
McDonnell Douglas Corp. (8.625% due 4/1/97)                10,000      10,149       10,350
Morgan Stanley Group Inc. (7.50% due 2/1/24)               30,000      25,885       31,038
NBD Bancorp (7.125% due 5/15/07)                           80,000      82,632       85,488
New America Holdings (9.250% due 2/1/13)                   30,000      33,606       35,754
Ohio Edison Company (8.75% due 2/15/98)                    10,000      10,155       10,481
Pacific Bell (8.70% due 6/15/01)                           80,000      87,503       90,424
Pepsico Inc.(7.00% due 11/15/96)                           15,000      15,311       15,210
Philip Morris (9.0% due 01/01/01)                         160,000     177,891      179,568
Philip Morris Cos Inc.(8.25% due 10/15/03)                 40,000      42,358       44,732
Prime Credit Card Master Trust (7.05% due 2/15/01)         80,000      81,612       82,776
St. Paul Companies Inc.(9.375% due 6/15/97)                30,000      32,011       31,641
Salomon Inc. (7.00% due 1/20/98)                           40,000      39,989       40,468
Salomon Inc. (6.7% due 12/01/98)                           40,000      40,000       40,320
Sears Credit Account Master Trust(6.05% due 2/15/04)       80,000      79,913       80,432
Society National Bank (7.25% due 6/01/95)                  90,000      93,916       95,922
Standard Credit Card Master Trust (5.90% due 2/07/01)     110,000     109,915      110,033
Swiss Bank Corp (7.50% due 7/15/25)                        90,000      87,490       98,955
TCI communications Inc. (8.65% due 9/15/04)                50,000      53,193       55,435
Torchmark Corp. (7.875% due 5/15/23)                       10,000       9,599       10,788
Valassis Communications Inc.(9.55% due 12/1/03)            30,000      32,737       33,768
WMX Technologies (6.22% due 4/30/04)                       70,000      74,888       76,846
Westpac Banking (7.875% due 10/15/02)                      60,000      61,299       66,150
Atlantic Richfield (8.750% due 03/01/32)                   70,000      88,119       89,313
								 ------------ ------------
Subtotal Entergy Balanced Fund                                     $2,635,037   $2,717,790
								 ------------ ------------
Foreign obligations:

Entergy Stable Income Fund:
INCO Euro Note (7.988% due 4/29/96)                     1,107,000   1,130,844    1,119,598
Forte PLC (7.75% due 12/19/96)                          1,800,000   1,889,046    1,833,048
Goldman Sachs Euro Note (7.625% due 5/29/97)            2,000,000   2,007,880    2,052,500
Goldman Sachs Euro Note (5.00% due 8/23/96)             2,000,000   1,934,560    1,989,000
Westpac Banking Corp. Euro Note (8.00% due 5/28/96)     1,600,000   1,637,644    1,707,805
								 ------------ ------------
Subtotal Entergy Stable Income Fund:                              $ 8,599,974  $ 8,701,951
								 ------------ ------------
Entergy Balanced Fund

Australia & New Zealand Banking (6.25% due 2/1/04)         90,000      87,866       90,054
Hanson Overseas B. V. (7.375% due 01/15/03)                40,000      41,938       42,972
Korea Development Bank (6.250% due 5/1/00)                 90,000      88,558       90,765
Pohang Iron & Steel Co (7.375% due 5/15/05)                80,000      82,774       85,424
Quebec Province Canada (8.80% due 4/15/03)                 80,000      87,958       91,928
Svenska Hndlsbkn (8.35% due 7/15/04)                       80,000      90,386       90,640
								 ------------ ------------
Subtotal Entergy Balanced Fund                                     $  479,480   $  491,783
								 ------------ ------------
Total other corporate securities                                 $118,776,128 $119,284,000
								 ------------ ------------
Loans to participants (Bearing interest rates of prime +1%
  with terms of up to 20 years)                                  $          - $ 10,725,071
								 ------------ ------------
Total Investments                                                $636,993,057 $781,460,060
								 ============ ============

	      SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
		 Item 27d - Schedule of Reportable Transactions
				December 31, 1995

		       E.I.N.  13-5550175  (Plan No. 003)



Description of         Number of     Purchase Price and Value  Selling Price and Value      Cost of Shares
Transactions          Transactions      at Transaction Date    at Transaction Date               Sold
- --------------------- ------------   ------------------------  ----------------------       --------------
Purchase Transactions
- ---------------------
Fidelity U.S.
Treasury Portfolio        653           $375,646,235

Tower Money Market
Account                     6           $ 35,113,931

U.S. Treasury Notes        23           $ 51,973,568

Selling Transactions
- ----------------------
Fidelity U.S.
Treasury Portfolio        444                                   $372,307,968           $372,307,968

Tower Money Market
Account                     4                                   $ 31,272,036           $ 31,272,036

U.S. Treasury Notes        29                                   $ 45,468,240           $ 45,666,846

* There were no significant expenses, gains or losses associated with the above transactions.

			       SIGNATURE


      The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


				   SAVINGS PLAN OF ENTERGY
				   CORPORATION AND SUBSIDIARIES


				   By:  /s/ William O. VanAs
					--------------------
					William O. VanAs
					   Director of
					Employee Benefits



Dated: June 19, 1996

	       CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of Entergy Corporation on Form S-8 (File No. 33-54298) of our report dated June 19, 1996, on our audits of the financial statements and supplemental schedules of The Savings Plan of Entergy Corporation and its Subsidiaries as of December 31, 1995 and 1994 and for the two years ended December 31, 1995 which report is included in this Annual Report on Form 11-K.





New Orleans, Louisiana
June 19, 1996